Exhibit 99.1

Evotec Announces Fourth Quarter and Full-Year 2025 Results: Foundation for Profitable Growth

•	2025 financial performance at high end of guidance: Q4 and FY group revenues of €253.3 m and €788.4 m, respectively (Q4: €266.7 m, FY: €810.4 m at CER); adj. group EBITDA of €58.0 m and €41.1 m, respectively (Q4: €64.8 m, FY: €52.3 m at CER)

•	Robust execution across key partnerships in D&PD: Including significant clinical progress with milestone payments in Bristol Myers Squibb and Bayer collaborations

•	Just – Evotec Biologics evolution: Established position as a leading technology-centered biologics innovator demonstrated by landmark Sandoz transaction, BARDA agreement and Gates Foundation grants

•	Horizon operating model transformation: Initiated with footprint reduction to 10 sites, establishment of Centers of Excellence and commercial leadership development; expected run-rate cost savings of ~€75 million by end of 2027 with first financial benefit visible 2H 2026

•	Leadership Update: Appointment of Dr. Ashiq H. Khan as Chief Commercial Officer, driving commercial execution and customer responsiveness

•	2026 Transformation Year Outlook: Expected group revenues of €700-780 m (€730-810 m CER) and adjusted EBITDA of €0-40 m (€10-50 m CER)

•	Investor and analyst webcast and conference call today: 2 p.m. CET / 1 p.m. GMT / 8 a.m. EDT; details can be found below or at this link

Hamburg, Germany, April 8, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced financial results for the fourth quarter and full-year 2025, recapping performance at the high end of guidance and robust execution across strategic partnerships and outlining initial measures implemented in support of the Horizon operating model transformation announced March 10, 2026.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec said:

“In a year of disciplined execution, Evotec delivered solid full-year 2025 financial results. We are now undergoing a multifaceted transformation designed to advance our performance on multiple fronts, creating a more agile, value-focused and commercially dynamic company. We are taking these steps in the face of a challenging operating environment, with an eye toward greater speed, sharpened scientific and commercial capabilities and a new phase of growth around high-value services and partnered assets. As a result, 2026 will be a transitional year, with improvements expected to become apparent in the second half and a clear path to stronger performance in 2027 and beyond.”

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Selected Business Highlights

Drug Discovery and Preclinical Development (D&PD)

Evotec delivered robust performance across its key strategic partnerships:

•	Bristol Myers Squibb – Protein Degradation (Oncology)

The jointly developed CELMoD™ molecular glue candidate BMS-986506 progressed from IND acceptance (Nov 2025) into a Phase 1 clinical study (Mar 2026) in renal cell carcinoma. This milestone validates the strength of Evotec’s PanOmics screening and PanHunter AI-supported analytics. Evotec received milestone payments of $5 and $10 million, respectively. The collaboration continues to advance a broad pipeline of novel molecular glue candidates.

•	Bristol Myers Squibb – Neuroscience

The partners achieved further progress across a joint preclinical neuroscience pipeline aimed at the discovery and development of disease-modifying therapies for neurodegenerative diseases. The progress was accompanied by a $25 million milestone payment (Oct 2025). The portfolio features innovative programs including BMS-986419, which has completed Phase 1 clinical trials.

•	Bayer Partnership – Alport Syndrome

Evotec partner Bayer initiated a Phase 2 clinical study (Dec 2025) for a jointly developed program targeting Alport syndrome, a rare genetic kidney disease with high unmet medical need. This advancement reflects the robustness of Evotec’s discovery and translational capabilities in renal conditions.

Just – Evotec Biologics (JEB)

JEB continued to refine its business model and deliver strong momentum across strategic initiatives:

•	BARDA Antibody Manufacturing Agreement

Evotec secured a multi-year BioMaP-Consortium award valued at up to $10 million to optimize the biomanufacturing of monoclonal antibodies against Ebola and Sudan viruses (Mar 2026). The program leverages JEB’s proprietary continuous manufacturing platform to deliver high-yield, scalable and cost-efficient processes that strengthen U.S. preparedness for hemorrhagic fever outbreaks.

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•	Gates Foundation Grant for AI-Driven Antibody Developability

Evotec received a new Gates Foundation grant to advance global access to affordable biotherapeutics by applying its AI- and computation-driven J.MD™ molecular design platform (Jan 2026). The funding supports 10 new projects over three years aimed at improving monoclonal antibody developability to reduce cost of goods and accelerate development for high-priority global health indications.

•	Sandoz Transaction

Evotec closed a landmark transaction with Sandoz (Dec 2025) comprising more than $650 million in consideration for the sale of the Toulouse biologics site and a license to Evotec’s continuous manufacturing technology with development revenues and potential milestone payments for up to 10 biosimilar molecules. In addition, Evotec is eligible for royalties on these molecules, representing further long-term value potential. The transaction supports a CAPEX-lighter business model while enabling continued participation in high-growth biosimilar markets.

•	EVOequity – Investment Portfolio Monetization: Gilead-Tubulis Acquisition

Evotec expects to receive approximately $100 million in upfront consideration from Tubulis’ sale to Gilead Sciences (Apr 2026), with closing anticipated in Q2 2026 subject to customary conditions. Evotec is also eligible for up to $58 million in milestone-based contingent payments reflecting its equity stake. The transaction marks the fourth successful monetization from Evotec’s investment portfolio.

Horizon Implementation

Announced in March 2026, Horizon marks a decisive step in the company’s evolution by implementing a new and focused operating model built across the three pillars of operations, science and commercial execution.

Initial actions include the reduction of Evotec’s global footprint to 10 sites, simplifying operational structures and strengthening the cost base. In parallel, Evotec is establishing Centers of Excellence to consolidate and integrate scientific expertise and innovation infrastructure in key therapeutic and technology areas. In commercial operations, new leadership is driving faster decision-making, clearer accountability and enhanced customer responsiveness.

Horizon is expected to deliver approximately €75 million in structural run-rate cost savings by the end of 2027. Additionally, improved capital discipline and a shift toward higher-value, technology-driven activities will support an improved operating leverage and sustained margin expansion.

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Leadership Update: Chief Commercial Officer

Evotec has appointed Dr. Ashiq H. Khan as Executive Vice President Chief Commercial Officer (Apr 2025). This central role strengthens the company’s commercial function and directly addresses the commercial execution pillar of Horizon. Dr. Khan will spearhead the development of a globally integrated, fit-for-purpose commercial organization, accelerating growth and enhancing customer engagement and go-to-market effectiveness. Dr. Khan brings more than 15 years of international leadership experience across biotech, CRO, and AI-driven platform businesses, having secured over $7 billion in strategic agreements across the U.S., EU and APAC.

Governance Update: Chairman of the Supervisory Board

Evotec’s Supervisory Board has nominated Dieter Weinand, for election as Chairman at the 2026 Annual General Meeting (Apr 2026). A recognized industry veteran with more than 30 years of global pharmaceutical leadership, Mr. Weinand brings deep commercial, operational and strategic expertise from senior roles at Bayer Pharmaceuticals, where he served as President, CEO and Chairman, as well as from leadership positions at Pfizer, Bristol Myers Squibb and Sanofi. His extensive board and governance experience across multiple international biopharmaceutical companies, combined with a track record of leading worldwide product development and commercialization, will provide valuable strategic oversight as Evotec advances its transformation, strengthens partnerships and focuses on long-term value creation.

Financial Results

Paul Hitchin, Chief Financial Officer of Evotec said:

“Evotec’s 2025 financials reflect the benefits of the cost discipline transformation we began two years ago, which yielded annualized structural savings of €60 million, significantly exceeding our initial target. With the implementation of Horizon now beginning, 2026 will be a transition year marked by further steps that will put the business on structurally sounder footing, with improved profitability and cash generation from 2027 onward.”

Group Financials

For the fourth quarter of 2025, Group revenues amounted to €253.3 million (€266.7 m CER) compared to €221.2 million in the same period in 2024, representing a 14% increase and robust year-end performance across Evotec’s business segments. Adjusted Group EBITDA was €58.0 million, reflecting an increase of 103% versus €28.5 million in the same prior-year period, driven by a €65 million incremental contribution from the license payment recorded in the JEB segment under the Sandoz agreement closed in December 2025.

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For the 12 months ended December31, 2025, Evotec delivered financial results well within the previously communicated guidance ranges, generating Group revenues of €788.4 million (€810.4 million CER), a modest 1.1% decline versus €797.0 million in full-year 2024. R&D expenses were managed in line with the Company’s focus on cost discipline during 2025, decreasing to €37.5 million (4.8 % of total Group revenues) compared to €50.9 million in the prior year. Adjusted Group EBITDA increased significantly to €41.1 million (€52.3 million CER), up from €22.6 million for full-year 2024, primarily driven by successful cost-out measures implemented across 2025 and the Sandoz license payment recorded in the JEB segment in the fourth quarter.

Evotec closed 2025 with a solid liquidity position of €476 million, reflecting a net cash position at year-end. The improvement in liquidity was driven by disciplined financial execution, including the monetization of technology-driven revenues within Just – Evotec Biologics, value realized from equity divestments and continued progress toward a CAPEX-lighter operating model, with a CAPEX reduction of 38% year-on-year.

Segment Financials

Drug Discovery and Preclinical Development (D&PD)

For the fourth quarter of 2025, D&PD revenues declined by 17% to €137.1 million compared with €164.4 million in the same period 2024. Adjusted EBITDA for the quarter amounted to €6.8 million, down from €19.4 million in the fourth quarter of 2024.

For full-year 2025, D&PD revenues totaled €528.9 million (€539.9 million CER), representing a 13.5% year-on-year decrease from €611.4 million in 2024, mainly driven by continued softness in the early drug discovery market throughout 2025 and a temporary decline in revenues from the Bristol Myers Squibb collaboration. Adjusted EBITDA for the segment was -€12.0 million (-€5.0 million CER), compared with €12.7 million in the prior year, reflecting the lower revenue base.

Just – Evotec Biologics (JEB)

JEB delivered strong operational performance in the fourth quarter of 2025. Segment revenues amounted to €116.2 million, up significantly from €56.8 million in the prior-year period, mainly driven by the incremental contribution from the license payment under the Sandoz agreement.

For the 12 months ended December 31, 2025, JEB generated revenues of €259.4 million (€270.6 million CER), reflecting a 39% increase compared to €186.6 million in 2024, supported by robust demand from both strategic partners and an expanding base of non-Sandoz clients. Adjusted EBITDA reached €53.2 million (€57.3 million CER), up from €9.9 million in 2024.

Full-year 2026 Guidance

2026 Outlook

•	Group revenues of approximately €700-780 million (€730-810 million CER)
•	Adjusted Group EBITDA of approximately €0-40 million (€10-50 million CER)

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2026 represents a transition year as Horizon is implemented, with operational improvements expected to become increasingly visible in the second half of the year.

Mid-Term Framework 2026-2030

Evotec’s updated medium-term framework considers the timing and impact of Horizon while maintaining the company’s growth ambition. The framework reflects a phased transition to growth:

•	Group revenues are expected to grow to > €1 billion (8-12 % CAGR)
•	Adjusted EBITDA margin is expected to reach 20% by 2028 and exceed that level by 2030

This framework is supported by structural cost improvements, a shift toward higher-margin, technology-driven revenues and increased operating leverage.

More detailed information and financial tables are available at the end of this press release and in the 2025 annual report published on the Evotec website under the following link.

Webcast Details

Evotec will host a webcast and conference call today at 2 p.m. CET / 1 p.m. GMT / 8 a.m. EDT.

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand replay of the webcast will be available under the same link after the event and on our website.

Conference Call Details

To join the conference call, please pre-register via this link. You will receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call. A simultaneous slide presentation for participants dialing in via phone is available under this link.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

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Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com

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Key figures of consolidated income statement & segment information

	Three months ended 31 December 2025			Three months ended 31 December 2024
(in € thousands)	D&PD	JEB	Evotec Group	D&PD	JEB	Evotec Group
Revenues	137.1	116.2	253.3	164.4	56.8	221.2
Intersegment revenues	0.2	0.0	-	0.1	0.5	-
Costs of revenues	-122.2	-52.7	-174.8	-126.5	-48.7	-175.1
Gross profit	15.0	63.5	78.5	38.0	8.6	46.1
Gross margin in %	10.9%	54.6%	31.0%	23.1%	15.1%	20.8%
R&D expenses	-9.8	0.0	-9.8	-9.8	-0.4	-9.7
SG&A expenses	-24.2	-20.1	-44.4	-43.5	-6.4	-49.9
Other operating income	22.9	1.4	24.2	16.4	1.3	17.7
Other operating expense	-4.1	-7.0	-11.1	-2.5	-2.2	-4.7
Reorganization costs	-1.4	0.0	-1.4	7.1	0.3	0.0
Operating income (loss)	-1.7	37.8	36.1	5.6	1.2	-0.5
Adjusted EBITDA	6.8	51.2	58.0	19.4	9.1	28.5

	Twelve months ended 31 December 2025			Twelve months ended 31 December 2024
(in € thousands)	D&PD	JEB	Evotec Group	D&PD	JEB	Evotec Group
Revenues	528.9	259.4	788.4	611.4	185.6	797.0
Intersegment revenues	0.4	0.1	-	0.2	1.0	-
Costs of revenues	-482.5	-192.2	-674.2	-509.4	-173.1	-682.1
Gross profit	46.8	67.4	114.2	102.2	13.6	114.9
Gross margin in %	8.9%	26.0%	14.5%	16.7%	7.3%	14.4%
R&D expenses	-37.5	-0.1	-37.5	-51.1	-0.6	-50.9
SG&A expenses	-133.2	-42.7	-176.0	-158.9	-29.3	-188.2
Other operating income	61.4	4.2	65.6	49.8	2.9	52.7
Other operating expense	-11.3	-10.6	-21.9	-13.9	-2.2	-16.1
Reorganization costs	-0.6	0.0	-0.6	-54.2	-0.8	-54.9
Operating income (loss)	-74.5	18.3	-56.2	-126.2	-16.4	-142.5
Adjusted EBITDA	-12.0	53.2	41.1	12.7	9.9	22.6

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